September 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HF Sinclair Corporation

Registration Statement on Form S-4

Filed September 12, 2022

File No. 333-267389

Ladies and Gentlemen:

On behalf of HF Sinclair Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Washington, D.C. time, on September 21, 2022, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

Very truly yours,

HF SINCLAIR CORPORATION

By:	/s/ Vaishali S. Bhatia
Name:	Vaishali S. Bhatia
Title:	Senior Vice President, General Counsel and Secretary

cc:	Gillian A. Hobson, Vinson & Elkins L.L.P.